UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-35076

CUSIP NUMBER: 63937X103

(Check One)   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☑ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:  March 31, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I—REGISTRANT INFORMATION

Navidea Biopharmaceuticals, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

5600 Blazer Parkway, Suite 200

Address of Principal Executive Office (Street and Number)

Dublin, Ohio 43017-7550

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Navidea Biopharmaceuticals, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 due to the following reasons:

(a)	The Company is still in the process of providing information requested by its new auditors who were hired on May 9, 2016; and
(b)	The composition of the Company’s Audit Committee recently changed requiring additional time prior to filing.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jed A. Latkin, Interim COO	614	793-7500, ext. 137
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes   ☐ No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the quarter ended March 31, 2016 were $4.7 million compared to $2.1 million for the same period in 2015. Navidea’s revenues for the first quarter of 2016 consisted of $3.8 million in sales of Lymphoseek, $254,000 from Lymphoseek license agreements, and $686,000 from various federal grants and other revenue, compared to $1.8 million, $83,000 and $190,000, respectively, for the same period in 2015.

Operating expenses for the quarter ended March 31, 2016 were $6.8 million compared to $9.5 million for the same period in 2015. Research and development expenses were $2.6 million during the first quarter of 2016 compared to $4.0 million during the same period in 2015. The net decrease from 2015 to 2016 was primarily a result of reductions in NAV4694, NAV5001 and Lymphoseek product development costs coupled with reduced headcount and related support costs, offset by increased therapeutics product development costs. Selling, general and administrative expenses were $4.1 million for the first quarter of 2016 compared to $5.5 million for the same period in 2015, primarily as a result of the first quarter 2015 reduction in force, offset by the implementation of an internal sales force.

The financial results described above are preliminary, have not yet been fully reviewed by our new auditors and are subject to change in connection with the completion of the Company’s Quarterly Report on Form 10-Q.

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SIGNATURES

Navidea Biopharmaceuticals, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 10, 2016
NAVIDEA BIOPHARMACEUTICALS, INC.
(the Company)

	By:	/s/ Jed A. Latkin
Jed A. Latkin
Interim Chief Operating Officer

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